SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

February 23, 2005 TSX-VENTURE: SBX

Juan de Fuca Transmission Cable—Presidential Permit Application

Sea Breeze Power Corp. is pleased to announce that Sea Breeze Pacific Regional Transmission System Inc. (“Sea Breeze Pacific”, a 50/50 joint venture with Boundless Energy, LLC) has applied for a “Presidential Permit” with the U.S. Department of Energy in Washington, DC for its proposed high voltage direct current (“HVDC”) submarine transmission line from Victoria, British Columbia to Port Angeles, Washington.

The issuance of a Presidential Permit will constitute permission from the United States government to construct, operate, maintain and connect the necessary facilities for the transmission of electricity between the U.S. and Canada across the Strait of Juan de Fuca. In Canada, a similar permit from the National Energy Board will be required.

The proposed “Juan de Fuca Cable” will provide improved integration of British Columbia’s grid with that of the Pacific Northwest. The state-of-the-art line will initially provide up to 540 megawatts of new transfer capacity between Esquimalt, British Columbia, on Vancouver Island, and Port Angeles, Washington, on the Olympic Peninsula. Sea Breeze Pacific commenced an Inter-Regional Study on the Olympic Interconnection on November 23, 2004.

Sea Breeze Power Corp.’s joint venture partner in the Juan de Fuca Cable is Boundless Energy LLC, the transmission engineering principal of the Neptune Regional Transmission consortium, whose contract with Long Island Power Authority recently secured financing commitments for the installation of a 67-mile, 660-megawatt HVDC submarine transmission cable from northern New Jersey to central Long Island, New York.

Sea Breeze Pacific has arranged with ABB Inc. (“ABB”) for technical support. ABB is an international EPC contractor and leading manufacturer of HVDC equipment and sales, and has been instrumental in supporting the feasibility process of the project.

About Sea Breeze Pacific. - Sea Breeze Pacific was formed to foster the development of expanded transmission access between western Canadian provinces and the west coast of the U.S., both to relieve transmission congestion and to ensure the existence of an economic path to market for several large renewable energy projects presently under development on Vancouver Island.

About Sea Breeze Power Corp. - Sea Breeze Power Corp. is a leading developer of renewable energy in British Columbia. Its proposed Knob Hill Wind Farm received environmental approvals in September 2004, and is believed to be the largest single onshore wind farm development in the world to receive planning approval. The Knob Hill Wind Farm is being designed for a nameplate capacity of 450 megawatts – capable of generating enough electricity to power approximately 135,000 homes. For more information about the Sea Breeze Power Corp., please visit us at http://www.seabreezepower.com.

For a direct link to a PDF of the Presidential Permit application, please go to: http://a257.g.akamaitech.net/7/257/2422/01jan20051800/edocket.access.gpo.gov/2005/pdf/05-31 48.pdf

The application notice is posted in the U.S. Federal Register, in the Gazette. It can be viewed at: http://www.access.gpo.gov/su_docs/fedreg/a050218c.html#Western%20Area%20Power%20Administrat ion, under the energy department heading.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

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